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                             May 3, 2021

       Keyoumars Saeed
       Chief Executive Officer
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed April 28,
2021
                                                            File No. 377-04738

       Dear Mr. Saeed:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Stertzel at (202) 551-3723 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing